# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Solana Company, CIK 0001610853
CUSIP: 42328V876
Title of class of securities: Class A Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 642 Newtown Yardley Road, Suite 100, Newtown, Pennsylvania (PA), 18940
Date of event which requires filing of this statement: 05/11/2026
Amends the filing with accession number 0001104659-25-095926
Filed by CIK 0002087954
Persons authorized to receive notices and communications: Choon Wee Chee, c/o Solana Company, 642 Newtown Yardley Road, Suite 100, Newtown, Pennsylvania (PA), 18940, (215) 944-6100

## Reporting persons
- Fusion Summer Limited (CIK 0002087954): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 12,207,527; sole dispositive power 0; shared dispositive power 12,207,527; aggregate amount beneficially owned 12,207,527 (18.5% of the class)
- Summer Wisdom Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 12,207,527; sole dispositive power 0; shared dispositive power 12,207,527; aggregate amount beneficially owned 12,207,527 (18.5% of the class)
- Choon Wee Chee (CIK 0002086036): type of reporting person: individual (IN); citizenship or place of organization: Malaysia (N8); source of funds: personal funds (PF); sole voting power 1,109,118; shared voting power 12,207,527; sole dispositive power 1,109,118; shared dispositive power 12,207,527; aggregate amount beneficially owned 13,316,645 (20.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.001 par value per share
Name of issuer: Solana Company
Address of issuer's principal executive offices: 642 Newtown Yardley Road, Suite 100, Newtown, Pennsylvania (PA), 18940
Comment: This Amendment No. 1 (this "Amendment No. 1" or this "Schedule 13D/A") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on October 2, 2025 (the "Statement") by Fusion Summer and Mr. CHEE Choon Wee. Unless otherwise defined herein, capitalized terms used in this Amendment No. 1 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D/A is being filed on behalf of Fusion Summer Limited ("Fusion Summer"), Summer Wisdom Holdings Limited ("Summer Wisdom") and Choon Wee Chee (Mr. Chee"). Fusion Summer, Summer Wisdom and Mr. Chee are collectively referred to herein as the "Reporting Persons." The agreement among the Reporting Persons to file this Schedule 13D/A jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, (the "Act") is attached hereto as Exhibit 99.1.
Residence or business address: The address of the principal business office of each of the Reporting Persons is 642 Newtown Yardley Road, Suite 100, Newtown, PA 18940.
Present principal occupation or employment: Fusion Summer is an investment holding company. Summer Wisdom is the sole owner of Fusion Summer. Summer Wisdom Holdings Limited holds the sole Ordinary Share and the sole Class B Participating Share of Fusion Summer Limited. Mr. Chee, as the controlling shareholder of Summer Wisdom with sole investment discretion, controls the Board of Fusion Summer, which in turn holds sole and absolute dispositive power over the securities held by Fusion Summer. Mr. Chee also serves as the Executive Chairman of the Issuer's board of directors.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of Fusion Summer and Summer Wisdom was organized in the Cayman Islands and Mr. Chee is a citizen of Malaysia.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Statement is hereby amended and supplemented as follows:

Cash Shares and Warrants

On September 15, 2025, pursuant to a securities purchase agreement dated September 15, 2025 with the Issuer, Fusion Summer received (i) 6,830,402 shares (the "Cash Shares") of Class A Common Stock at an offering price of $6.881 per Cash Share (the "Per Share Cash Purchase Price") and (ii) 6,830,402 stapled warrants (the "Cash Stapled Warrants") to purchase shares of Class A Common Stock (the "Cash Stapled Warrant Shares") at an exercise price of $10.134 per Cash Stapled Warrant.

The foregoing description of the Cash Stapled Warrants does not purport to be complete and is qualified in its entirety by reference to the Form of Cash Stapled Warrant, a copy of which is filed as Exhibit 99.2 hereto and incorporated by reference herein.

On September 18, 2025, pursuant to a strategic advisory agreement dated September 15, 2025 with the Issuer, Summer Wisdom received warrants to purchase 2,218,236 shares of Class A Common Stock ("Base Advisory Warrants"). Upon the exercise of the Cash Stapled Warrant, Summer Wisdom shall receive an additional grant of warrants to purchase an amount of shares of Class A Common Stock equal to its 5% of the shares of Class A Common Stock issued upon such exercise, such amount shall not exceed the issuance of 3,697,059 shares of Class A Common Stock (the "Performance Advisory Warrants", and together with the Base Advisory Warrants, the "Strategic Advisory Warrants"). The Performance Advisory Warrant will permit cashless exercise and will be settled solely in shares. The exercise price per share of the Strategic Advisory Warrants shall be equal to $0.001 per underlying share of Class A Common Stock. The Strategic Advisory Warrants shall be exercisable, in whole or in part, at any time and from time to time following the receipt of stockholder approval, for a period of five (5) years from the date of issuance. The Strategic Advisory Warrants contain a provision (the "Beneficial Ownership Blocker" which precludes exercise of the Strategic Advisory Warrants to the extent that, following exercise, Summer Fusion, together with its affiliates and other attribution parties, would own more than 9.99% of the Class A Common Stock outstanding.

The foregoing description of the Strategic Advisory Warrants does not purport to be complete and is qualified in its entirety by reference to the Form of Strategic Advisory Warrant, a copy of which is filed as Exhibit 99.3 hereto and incorporated by reference herein.

The funds used by each of Fusion Summer and Summer Wisdom to purchase these securities were working capital.

Restricted Stock Units

On May 11, 2026, Mr. Chee received 1,109,118 shares of Class A Common Stock in connection with the settlement of restricted stock units.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Rows 11 and 13 of each Reporting Person's cover page to this Schedule 13D/A set forth the aggregate number of shares of Class A Common Stock and percentages of the shares of Class A Common Stock beneficially owned by such Reporting Person and are incorporated by reference. The percentage set forth in each row 13 is based upon the sum of (i) 58,038,030 shares of Class A Common Stock outstanding as of April 28, 2026, as reported in the Issuer's prospectus supplement dated April 27, 2026 filed with the SEC on April 27, 2026; (ii) 1,109,118 shares of Class A Common Stock issued subsequent to April 28, 2026 upon the settlement of restricted stock units as described herein; and (iii) 6,830,402 shares of Class A Common Stock issuable upon the exercise of Cash Stapled Warrants.

The Reporting Persons' beneficial ownership of the Issuer's common stock consists of (i) 5,377,125 shares of Class A Common Stock directly held by Fusion Summer; (ii) 1,109,118 Class A Common Stock held by Mr. Chee; (iii) Cash Stapled Warrants exercisable for up to 6,830,402 shares of Class A Common Stock directly held by Fusion Summer; and (vi) Base Advisory Warrants exercisable for up to 2,218,236 shares of Class A Common Stock directly held by Summer Wisdom. Summer Wisdom is currently prohibited from exercising the Base Advisory Warrants, respectively, by virtue of the Beneficial Ownership Blocker.
Number of shares as to which each person has sole or shared power to vote or dispose: Rows 7 through 10 of each Reporting Person's cover page to this Schedule 13D/A set forth the number of shares of Class A Common Stock as to which such Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition and are incorporated by reference.
Transactions in the class effected during the past sixty days:
Except as set forth in Item 3 and below, none of the Reporting Persons has effected any transactions with respect to the securities of the Issuer during the past sixty days.

On May 11, 2026, Fusion Summer effected an in-kind distribution of 1,453,277 shares of Class A Common Stock to one of its members for no additional consideration.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the securities beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Statement is hereby amended and supplemented as follows:

The information set forth in Items 2, 3 and 5 is incorporated by reference in its entirety into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Joint Filing Agreement

Exhibit 99.2 Form of Cash Stapled Warrant (incorporated by reference to Exhibit 4.3 to the Issuer's Current Report on Form 8-K (File No. 001-38445), filed on September 15, 2025).

Exhibit 99.3 Form of Strategic Advisory Warrant (incorporated by reference to Exhibit 4.5 to the Issuer's Current Report on Form 8-K (File No. 001-38445), filed on September 15, 2025).

## Signatures
- Fusion Summer Limited: /s/ Choon Wee Chee, Choon Wee Chee, Director (05/13/2026)
- Summer Wisdom Holdings Limited: /s/ Choon Wee Chee, Choon Wee Chee, Director (05/13/2026)
- Choon Wee Chee: /s/ Choon Wee Chee, Choon Wee Chee (05/13/2026)